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WWF-CANADA              Tel: (416) 489-8800
                        Fax: (416) 489-3611
245 Eglinton Avenue E.  Toll Free: 1-800-26-PANDA
Suite 410                         (1-800-267-2632)
Toronto, Ontario        panda@wwfcanada.org
Canada M4P 3J1          www.wwf.ca



NEWS RELEASE                                               For immediate release

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              WWF AND NORSKECANADA PARTNER TO SUPPORT GLOBAL FOREST
                  CONSERVATION AND RESPONSIBLE PAPER PRODUCTION

(TORONTO: DECEMBER 12, 2002) - WWF and NorskeCanada today announced a partnership to improve global forest conservation and advance environmental goals relating to the responsible production of paper.

NorskeCanada has pledged an initial $350,000 over three years primarily to support expanded WWF activities in B.C. These focus on: protecting terrestrial and marine ecosystems of global significance; improving forest management practices on the landscapes surrounding protected areas; and developing a flagship "value-chain" of paper products produced with high standards of environmental and forestry practices, from forest to manufacturer to retailer to consumer.

In the agreement, both partners commit to updating WWF's international report entitled "The Forest Industry in the 21st Century," which will include a section on achieving forest conservation objectives through efficient use of wood fibre in making paper. NorskeCanada is a leader in the development of lightweight papers, which require significantly less fibre in their manufacture.

Global in scope, the partnership will operate principally in North America. Specific projects will be jointly developed by NorskeCanada and WWF, addressing the manufacturing, marketing and consumption of a wide range of paper products.

NorskeCanada president and CEO Russell J. Horner stated that as the third largest groundwood paper company in North America and the single largest customer of forest products in British Columbia, the company has both a responsibility and an opportunity to support conservation globally.

"We believe that environmental leadership is good for business, because good business isn't just about economics. It's about doing the right thing in all facets of your business and that includes making products with high integrity. It's driven by a strong internal desire to contribute to forest conservation globally and to improve the paper making value-chain."

Both organizations believe that market demand for sustainably-harvested wood products can improve forest conservation worldwide.

"We not only thank NorskeCanada for its support of WWF's conservation programs, but applaud its commitment to the environment and its foresight on the future of the forest industry," said Monte



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Hummel, President of WWF-Canada. "Consumers themselves are driving these changes by choosing environmentally-friendly products, such as those certified by the Forest Stewardship Council."

The Forest Stewardship Council (FSC) is the only certification system that certifies both forests and products thereby assuring the consumer that FSC-labeled products come from well-managed forests. NorskeCanada has completed one of the largest industrial runs of FSC-certified newsprint in North America.

"It just takes one snowball to start an avalanche," said Horner, who is talking to like-minded companies to join with WWF and NorskeCanada to advance environmental goals in the paper value-chain. "We hope others will want to join us to improve conservation globally, demonstrating that what's good for the environment is good for business too."


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MORE INFORMATION:

Stephen Johnson, Director, Communications, WWF-Canada, at (416) 489-4567
ext. 254

Deborah Somerville, Director, Corporate Affairs, NorskeCanada, at
(604) 654-4933 or cell: (604) 728-2923